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                             January 22, 2021

       Duncan Peyton
       Chief Executive Officer
       4D Pharma PLC
       5th Floor, 9 Bond Court
       Leeds
       LS1 2JZ
       United Kingdom

                                                        Re: 4D Pharma PLC
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed on January 8,
2021
                                                            File No. 333-250986

       Dear Mr. Peyton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2020 letter.

       Amendment No. 1 to Form F-4 Filed January 8, 2021

       Summary, page 32

   1. We note your response to our prior comment number 7. Please revise your disclosure to clarify whether "new
investors" refers to new investors of 4D Pharma or Longevity, and how and when these
investors are acquiring their shares. For instance, to the extent a private placement is
contemplated, please describe the terms of such private placement and consider whether
any related agreements should be filed as exhibits to the registration statement.
 Duncan Peyton
4D Pharma PLC
January 22, 2021
Page 2
Material Tax Consequences, page 142

2. We note your response to our prior comment number 17. Your disclosure in this section provides a description of the general impact of qualifying, or not qualifying, as a reorganization, but does not discuss the tax consequences of this particular transaction, although you state elsewhere that the transaction structure may provide "tax advantages"
         to certain 4D Pharma shareholders. Please advise as to how you believe you are complying with Item 4(a)(6) of Form F-4. In this regard, we note that a description of the law is not sufficient. For guidance, refer to Section III.A. of Staff Legal Bulletin 19.
Business of 4D Pharma
Overview, page 163

3.       We note your response to our prior comment number 19. In line with the previous
         comment, please also revise the following statements:
                   Over recent months, our approach has been validated by our demonstration of signals of clinical efficacy of our therapeutic candidates in both oncology and
             gastrointestinal disease.    (Page 163); and
                We select our LBPs based on their efficacy and ability to be rapidly translated into commercially viable therapeutic candidates and elucidate their functionality and
             interactions with human biology.    (Page 169).
         Such statements imply that your product candidates are, in fact, effective;
         however, determinations of efficacy are solely within the authority of the FDA and comparable regulatory bodies.
Beneficial Ownership of Securities and Certain Relationships and Related Person Transactions, page 232

4. We note your response to our prior comment number 32. We also note that Longevity's
         Form 10-Q for the quarterly period ended November 30, 2020, discloses that on January
         1, 2021, the Sponsor committed to provide the Company additional loans in the aggregate amount of $400,000 in order to finance transaction costs "in connection with a Business
         Combination". Please revise the prospectus to disclose this additional loan and state whether the loan will be converted to shares or paid off using the Trust Account after redemption.
General

5. As disclosed in the prospectus, each warrant to purchase Longevity ordinary shares that is outstanding immediately prior to the effective time will be assumed by 4D Pharma and
FirstName LastNameDuncan Peyton
       automatically converted into a warrant to purchase ordinary shares of 4D Pharma. Please
Comapany    Name4D
       provide        Pharma regarding
                your analysis PLC       why you believe these warrants are not
required to be
       registered under
January 22, 2021 Page 2 the Securities Act of 1933.
FirstName LastName
 Duncan Peyton
FirstName
4D PharmaLastNameDuncan   Peyton
           PLC
Comapany
January 22,Name4D
           2021    Pharma PLC
January
Page 3 22, 2021 Page 3
FirstName LastName
        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Bradley Finkelstein, Esq.